

October 6, 2011

Via E-mail
Paul Strobel
CEO and President
Grizzly Gold Corp.
3651 Lindell Road, Suite D269
Las Vegas, Nevada, 89103

> **Re: Grizzly Gold Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2011**
> **File No. 333-176555**

Dear Mr. Strobel:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

1. We note your response to comment one in our letter dated September 26, 2011 that "there was no acquisition of assets or any other change of business at the time the April 11th Form 8-K was filed" and that you "remained a shell company in April 2011." We also note that, beginning with the Form 10-K for the fiscal year ended April 30, 2011, your periodic reports indicate that you are no longer a shell company. Please tell us whether you are a shell company and, if you are not, when you ceased being a shell company and why you did not disclose your change in shell company status under Item 5.06 of Form 8-K. In addition, please tell us why you have not filed a Form 8-K under Item 2.01 regarding your acquisition of the LB/Vixen Property; if, for example, you believe that you are not required to file such a Form 8-K until the applicable option period relating to your acquisition of such property has been completed, please tell us that.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director